Filed by Vivendi
                           Pursuant to Rule 425 under the Securities Act of 1933
                                        and deemed filed pursuant to Rule 14a-12
                                       under the Securities Exchange Act of 1934

                                      Subject Company:  The Seagram Company Ltd.
                                                      Commission File No. 1-2275

                                                                             and

                                               Subject Company:  Canal Plus S.A.
                                                     Commission File No. 82-2270
                                                                October 12, 2000





JEAN MARIE MESSIER
EDGAR BRONFMAN JR

GROUP OVERVIEW
STRATEGY AND ORGANISATION

                                                        [VIVENDI UNIVERSAL LOGO]

                                                      IMPORTANT LEGAL DISCLAIMER

- These documents contain forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on management's current expectations or beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The forward-looking statements contained in these documents address the following subjects: expected date of closing the merger; future financial and operating results; and timing and benefits of the merger. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: the risk that the Vivendi, Canal+'s and Seagram's businesses will not be integrated successfully; costs related to the merger; failure of the Vivendi, Canal+ or Seagram's stockholders to approve the merger; inability to further identify, develop and achieve success for new products, services and technologies; increased competition and its effect on pricing, spending, third-party relationships and revenues; inability to establish and maintain relationships with commerce, advertising, marketing, technology, and content providers. Investors and security holders are urged to read the joint proxy statement/prospectus regarding the business combination transaction referenced in the foregoing information, when it becomes available, because it will contain important information. The joint proxy statement/prospectus will be filed with the Securities and Exchange Commission by Vivendi, Canal+ and Seagram. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus (when it is available) and other documents filed by Vivendi, Canal+ and Seagram with the Commission at the Commission's web site at www.sec.gov. The joint proxy statement/prospectus and these other documents may also be obtained for free from Vivendi, Canal+ and Seagram. Information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the joint press release relating to the transaction filed with the Commission by each of Vivendi and Seagram, on June 20, 2000.

                                                        [VIVENDI UNIVERSAL LOGO]

                                   OUR VISION

                      A GLOBAL COMPANY FOR THE DIGITAL AGE


         Vivendi Universal will be the world's preferred creator and provider of personalised information, entertainment and services to consumers anywhere, at any time, and across all distribution platforms and devices.

                                                        [VIVENDI UNIVERSAL LOGO]

                                          1. THE BENEFITS OF DIGITAL CONVERGENCE

- THE CONVERGENCE IS CONSUMER-DRIVEN.

         - Localized services

         - Multi-accessibility

         - Rich and personalized content

         - Personalization must be easy

- THE MOVE IS TECHNOLOGY-ENABLED

         - Broadband access channels to multiply

         - Devices are mutating to match consumers' needs (portability, storage,...)

- PREMIUM CONTENT IS ESSENTIAL

         - Practical information for day-to-day life

         - Entertainment content (music, film, games)

         - Education

                                                        [VIVENDI UNIVERSAL LOGO]

                                          1. THE BENEFITS OF DIGITAL CONVERGENCE


- Vivendi Universal will have all the key drivers for value creation in the global media world


                     New         Scale &      Global        Brands       Bundling         Vertical
Key                revenue        Scope      footprint                                  integration
driver             streams
-----------------------------------------------------------------------------------------------------
Seagram               X             X            X            XX             0               0

Vivendi             X-XX          X-XX           X            X             XX              XX

Canal+               XX           X-XX           X            XX             X               0
-----------------------------------------------------------------------------------------------------
Vivendi
Universal            XX            XX           XX            XX            XX              XX


                       0 = no or low         X = average             XX = good

-    ...and growth capacities

                                                        [VIVENDI UNIVERSAL LOGO]

                                          1. THE BENEFITS OF DIGITAL CONVERGENCE


-    VERTICAL INTEGRATION IS ESSENTIAL TO MAXIMIZE SHAREHOLDER VALUE:

     -    New businesses will be introduced to the market faster

     -    Ability to keep most of the margin of the value-chain within the group

-    VERTICAL INTEGRATION DOES NOT MEAN EXCLUSIVITY:

     - Content does not maximize its value if distribution channels are limited and vice versa

     - Premium content to contribute to differentiation through windowing policies and early cooperation

-    A CONSUMER CENTRIC CENTURY:

     -    Personalization

     -    Customization

     -    Localization

                                                        [VIVENDI UNIVERSAL LOGO]

                                                           2. FINANCIAL STRENGTH


                               VIVENDI UNIVERSAL
                               IS A GROWTH STORY

                                                        [VIVENDI UNIVERSAL LOGO]

                                                2. FINANCIAL STRENGTH / REVENUES

- Consolidated revenues from the communications business to reach (euro)24.6bn in 2000

      CONSOLIDATED BUSINESSES

           -   Music                      6.6bn
           -   Publishing                 3.5bn
           -   Filmed entertainment *     4.6bn
           -   Pay TV                     4.0bn
           -   Telecoms                   5.8bn

           -   TOTAL                      24.6 bn(euro)

      NON CONSOLIDATED BUSINESSES (FIGURES FOR 100%)

          -    Vizzavi (50%)                    na
          -    Recreation unconsolidated **     1.2 bn
          -    USAi (43%)                       4.6 bn
          -    Xfera (31.5%)                    na
          -    BSkyB (22.7%)                    3.4 bn

      *  INCLUDES CONSOLIDATED RECREATION OPERATIONS
      ** 50% OF ORLANDO STUDIOS FLORIDA, 24% OF UNIVERSAL STUDIOS JAPAN,
         37% OF PORT AVENTURA

                                                        [VIVENDI UNIVERSAL LOGO]

                                 2. FINANCIAL STRENGTH / SUSTAINED EBITDA GROWTH

- Consolidated EBITDA target for 2000 in excess of (euro)3.5bn for the communications activities

     CONSOLIDATED BUSINESSES
          -   Music                          1.1bn
          -   Publishing                     0.5bn
          -   Filmed entertainment *         0.3bn
          -   Pay TV                         0.45bn
          -   Telecoms                       1.3bn
          -   Internet                      (0.1)bn
          -   TOTAL                         (euro) 3.5 bn***

      NON CONSOLIDATED BUSINESSES (CONSENSUS)
          -   Recreation affiliates **       0.2bn
          -   USAi (43%)                     0.8bn
          -   BSkyB (22.7%)                  0.4bn

    *   INCLUDES CONSOLIDATED RECREATION OPERATIONS

    ** 50% OF ORLANDO STUDIOS FLORIDA, 24% OF UNIVERSAL STUDIOS JAPAN AND 37% OF PORT AVENTURA

    *** EXCLUDING CORPORATE OVERHEADS AND NON CORE (- (EURO) 0.3 BN)

                                                        [VIVENDI UNIVERSAL LOGO]

                                            2. FINANCIAL STRENGTH / GROWTH RATES

- TOTAL CONSOLIDATED

------------------------------------------------------------------------------
                            00           00 vs 99                     00-02
------------------------------------------------------------------------------
CONTENT
Sales                       14.7                  +14%               +6 to 7%
EBITDA                       1.9                 > 50%                   +12%
------------------------------------------------------------------------------
ACCESS
Sales                        9.8                  +90%      (greater than and
                                                             equal to)   +15%
EBITDA                       1.8      x 2,5 at Cegetel                 > +35%
                                      & Canal+ included
------------------------------------------------------------------------------
SYNERGIES                                                          640M(EURO)
Consolidated EBITDA                                              by end 2002
------------------------------------------------------------------------------
TOTAL V.U. EXCLUDING
ENVIRONNEMENT
Sales                       24.6                  +35%                   +10%
EBITDA                       3.2      More than doubled                  +35%
------------------------------------------------------------------------------

                                                        [VIVENDI UNIVERSAL LOGO]

                                                 2. FINANCIAL STRENGTH / CONTENT

                                     CONTENT
                               CONSISTENT GROWTH,
                              CASH FLOW GENERATION

                                                        [VIVENDI UNIVERSAL LOGO]

                                                 2. FINANCIAL STRENGTH / CONTENT

-    MUSIC

     -    #1 WW, with strong global and local content

     -    Capitalize on new business opportunities:

               -  Digital downloads
               -  Subscription services
               -  Locked Content
               -  TV / set-top boxes
               -  Wireless
               -  Satellite Radio
               -  Internet Radio
               -  Pay -per-Play
               -  Kiosks

     -    Near term top line growth 6%, EBITDA growth 12% (2000-2002)

     -    Low risk / high FCF (-- 70% of EBITDA)

                                                        [VIVENDI UNIVERSAL LOGO]

                                                 2. FINANCIAL STRENGTH / CONTENT

-      PUBLISHING

          - Focusing on growth markets with multiplatform applications (education, healthcare, business information, local services)

          -    Positioned for the digital revolution (PC games, e-learning)

          -    Top line growth approx. 6%, EBITDA growth over 10% (2000-2002)

          -    FCF about 400 M(euro) per year


                                                        [VIVENDI UNIVERSAL LOGO]

                                                 2. FINANCIAL STRENGTH / CONTENT

-    FILM AND RECREATION

     - EBITDA growth to benefit from Universal Pictures' ongoing turnaround and successful opening of new theme parks

     -    Cap on film investments / risk management

     - Significant expansion of library sales to new formats including DVD and digital distribution

     -    FCF neutral

                                                        [VIVENDI UNIVERSAL LOGO]

                                                  2. FINANCIAL STRENGTH / ACCESS


                                     ACCESS
                              RAPID GROWTH, STRONG
                                EBITDA LEVERAGE

                                                        [VIVENDI UNIVERSAL LOGO]

                                                  2. FINANCIAL STRENGTH / ACCESS

-      TELECOMS

          -    A fixed cost industry
               -    Fast growing penetration rates
                    -    55% mid-year average mobile penetration in Europe,
                    -    targeting > 70% in 2 years
               -    Leverage on EBITDA
               -    Significance of churn
          -    Top line growth near 20% p. y. (2000-2002)
          -    EBITDA growth over 35% p. y. (2000 / 2002)
          - Financing of UMTS secured (France and Spain): no capital increase at Cegetel; debt to equity ratio of Cegetel to remain below 1:1

                                                        [VIVENDI UNIVERSAL LOGO]

                                                  2. FINANCIAL STRENGTH / ACCESS

-    PAY TV

          -    Pan-European multiservice television provider
          -    Continuing growth from Canal+ business model replicated outside
               France
          -    Costs are fixed => EBITDA leverage
          - Digitalization creates additional leverage on Average Revenue per User (ARPU)
          -    Sales expected up 10% for 2000-02
          -    EBITDA up > 35% per year (2000-02)
          -    Cash-flow consuming until 2002

                                                        [VIVENDI UNIVERSAL LOGO]

                                             2. FINANCIAL STRENGTH / AGGREGATION

                                   AGGREGATION
                                 STRONG ASSETS,
                               NEW BUSINESS MODELS
                               AND REVENUE STREAMS

                                                        [VIVENDI UNIVERSAL LOGO]

                                             2. FINANCIAL STRENGTH / AGGREGATION


-    VIVENDI NET

          -    Leverage the internet value of VU assets
          - Grow thematic portals (entertainment, education, information and transaction)
          - Grow and create enablers, capitalizing on the critical mass of the Vivendi Universal network
          - Incubate business models linked with Vivendi Universal business and make Venture Capital investments to access technological development

                                                        [VIVENDI UNIVERSAL LOGO]

                                             2. FINANCIAL STRENGTH / AGGREGATION

- VIZZAVI

     -    Our goal is to create the leading European portal

          - differentiation from pure PC portal with seamless services between mobile, PC and TV

     -    80 M potential multiplatform subscribers (TV, mobile, PC)

     -    Vivendi Universal as preferred content supplier of Vizzavi

     -    600 / 800 M(euro), our investment to win in this space

                                                        [VIVENDI UNIVERSAL LOGO]

                           2. FINANCIAL STRENGTH / VIVENDI UNIVERSAL'S ECONOMICS


     -    CONTENT:
          -------
          consistent growth + strong cash flow generation

     -    ACCESS:
          ------
          rapid growth + fixed costs = strong EBITDA leverage

     -    AGGREGATION:
          -----------
          new business models and revenue streams based on Europe's #1 multi-access distribution platform and leading content supplier

                                       +

     -    SYNERGIES: costs and revenues
          ---------

                                       =

                       A UNIQUELY POSITIONED COMPANY WITH
                              EXTRAORDINARY GROWTH

                                                        [VIVENDI UNIVERSAL LOGO]

                                                           2. FINANCIAL STRENGTH

     -    A DELEVERAGED, FCF GENERATIVE AND FLEXIBLE GROUP

          - Vivendi Universal communication pro forma debt <(euro)2 bn after Seagram's Spirits and Wine divestiture

          - FCF above (euro)2 bn over the next 2 years (after restructuring costs)

                                                                      3. SYNERGY

                                    TARGETS

-    CONSOLIDATED EBITDA IMPACT

--------------------------------------------------------------
                      2002                2003
--------------------------------------------------------------
Costs            (euro)420M          (euro)420M
--------------------------------------------------------------
Revenues         (euro)220M          (greater than
                                      or equal to) (euro)400M
--------------------------------------------------------------

                                                        [VIVENDI UNIVERSAL LOGO]

                                                                      3. SYNERGY

                                      COST SYNERGIES ASSUMPTIONS [ ] IN MILLIONS

                                                          ADDRESSABLE TARGET     SAVINGS
                                                          COSTS                  2002
FUNCTIONAL OVERHEADS
   VIVENDI / SEAGRAM
   CANAL+ / USG                                           2,000                  160
   DELAYERING
LOGISTICS                                                 1,100                   60
PURCHASING / PROCUREMENT                                  3,500                   80
IT OPERATING EXPENSES                                       550                   60
OTHER EXTERNAL CHARGES                                                            30

+ SPIRITS' DIVESTITURE SAVINGS / NON ABSORBED SEAGRAM'S                          (30)
  COSTS
+ NON RECURRING ITEMS AT VIVENDI                                                  60

TOTAL EBITDA IMPACT                                                              420
NON EBITDA RECURRING                                                              50
INVESTMENT SAVINGS                                                                80
TOTAL CASH FLOW IMPACT                                                           550

                                                        [VIVENDI UNIVERSAL LOGO]

                                                             3. SYNERGY/EXAMPLES

-    MOBILE PHONE AND MUSIC
          - Music-based services on mobile devices (e.g. lottery service, mailbox personalization, ring tone services)
          -    Provide new distribution channels for UMG music content

-    MUSIC AND VIZZAVI
          - Vizzavi will offer specific vertical channels such as Games, Music, Entertainment
          -    UMG has several e-music ventures + downloading programs
               - Vizzavi can leverage UMG content to increase Vizzavi Music Channel popularity (Increase loyalty and lower acquisition costs for Vizzavi)

-    THE VU ON-LINE LOYALTY PROGRAM : FLIPS

          - Flips, the loyalty currency for the game portal flipside.com, will be the loyalty program for VU websites
               -    Increase retention and traffic on VU sites
               -    Share technological know how and investments
               - Extend all VU products as burn partners (theme parks tickets, music CD, CD-rom, mobile handsets, free minutes,...)
                    - Value creation to be measured both in EBITDA and incremental market share.

                                                        [VIVENDI UNIVERSAL LOGO]

                                                                      3. SYNERGY

-    UMG CD TO INCREASE VIZZAVI TRAFFIC
          - UMG powerful distribution (200 M CDs sold in Europe last year). Using CDs, the consumer will access Vizzavi portal customized with special artist features (e.g. latest news on the artists, exclusive tracks included)

-    ACCELERATE USAi'S WEBSITE DEVELOPMENT IN EUROPE
          - USAi has an amazing capacity to monetize traffic and could extending its businesses to Europe through alliances with Vivendi Universal
               -    ticket Master City Search / Scoot
               -    hotel reservation network / Vizzavi

                                                        [VIVENDI UNIVERSAL LOGO]

                                                                          PART 4

                                 IMPLEMENTATION
                          VIVENDI UNIVERSAL AS A FULLY
                                INTEGRATED GROUP

                                                        [VIVENDI UNIVERSAL LOGO]

                                                               4.1. ORGANIZATION

- A STRONG OPERATIONAL TEAM : JEAN-MARIE MESSIER, EDGAR BRONFMAN JR, ERIC LICOYS AND PIERRE LESCURE

          -   TV and films :     Pierre Lescure
          -   Music :            Doug Morris
          -   Publishing :       Agnes Touraine (CEO)
          -   Internet :         Philippe Germond
          -   Telco :            Frank Esser (CEO)
          -   USAi :             Barry Diller as a close partner

-    ERIC LICOYS BECOMES COO IN CHARGE OF IMPLEMENTING ALL COST AND REVENUE
     SYNERGIES
-    CRM AND CIO MANAGERS TO BE APPOINTED AT VIVENDI UNIVERSAL LEVEL

                                                        [VIVENDI UNIVERSAL LOGO]

                                                               4.1. ORGANIZATION

STRONG TRACK RECORD IN VALUE CREATION IN MEDIA BUSINESSES:

-    UNIVERSAL MUSIC: SUCCESSFUL INTEGRATION OF POLYGRAM
          - Objective of $ 300 M savings in 3 years to be actually met in 2 years
          -    Turnaround in progress at Universal Pictures

-    VIVENDI
          -    Havas
               -    Successful integration of Havas Interactive in California
               - Strong profitability recovery: EBITDA margin grown from 4% at time of merger early 1988 to 14% in 2000 (e).

          -    Cegetel
               - Leading alternative operator in France, 5 years after creation

          -    VivendiNet
               - The only European media company with a coherent and aggressive multi-access Internet strategy


-    CANAL+: LEADER IN EUROPE
-    USA NETWORKS

                                                        [VIVENDI UNIVERSAL LOGO]

                                                       4.2. CORPORATE GOVERNANCE

-    CORPORATE GOVERNANCE CHANGES

          -    Quarterly financial statements from January 1, 2001;
          -    Financial statements under US GAAP for full year 2001;
          -    Eliminating double voting rights;
          - Eliminating resolutions allowing for capital increases during a public offering;
          - Reducing the period during which shares are locked up in custody in order to vote at shareholders' meetings from five days to one day;
          - Making voting forms and explanatory notes available on the group's financial internet site;
          -    A total of 8 non French directors

                                                        [VIVENDI UNIVERSAL LOGO]

                                      4.3. VIVENDI -UNIVERSAL: A UNIQUE ALLIANCE

-  MARKETS
      -    Growth markets: content/access/aggregation
      -    Multi-access is key; mobility is now a consumer need.
      -    Vertical integration [arrow graphic] to keep margins within the group
                                [arrow graphic] for speed

-  MANAGEMENT
      -    Integrated organization
      -    Strong value creation track record in the media industry
      -    Focused on growth and profitability targets
      -    Committed to implementation of synergies and innovation

-  FINANCIAL STRENGTH
      -    Steady growth prospect:
             top line = + 10% pa; EBITDA = +35% pa
      -    Strong cash flow generation
      -    Deleveraged balanced sheet

                                                        [VIVENDI UNIVERSAL LOGO]

                                                                  4.3. ROAD MAPS

-     THE MERGER PROCESS

          -    Vivendi listed on NYSE: 12th September

          -    Approvals
               -    RECEIVED:
                    -    French Audiovisual authorities (CSA)
                    -    US and Canada Anti-Trust authorities

               -    PENDING:
                    -    Industry Canada and Canadian Heritage
                    -    European Commission (Anti-Trust)

          -    Closing expected by late November:
               -    DEPENDING ON TIMING OF SEC APPROVAL FOR PROXY DOCS

          -    Spirits and Wine divestiture: in process

                                                        [VIVENDI UNIVERSAL LOGO]